August 2010

Pricing Sheet dated August 4, 2010 relating to Preliminary Pricing Supplement No. 477 dated July 27, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index
due August 9, 2020
PRICING TERMS – AUGUST 4, 2010
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$22,500,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:	August 4, 2010
Original issue date:	August 9, 2010 (3 business days after the pricing date)
Maturity date:	August 9, 2020
Interest rate:
Year 1: 6.00% per annum
Years 2 through 10:  The following contingent coupon is paid quarterly only if the closing value of the underlying index is above the barrier level on the related observation date:

Year 2:	6.00% per annum
Years 3-4:	6.50% per annum
Years 5-7:	7.50% per annum
Years 8-10:	9.00% per annum

If on any observation date, the closing value of the underlying index is less than or equal to the barrier level, we will pay no coupon for the applicable interest period.  It is possible that the underlying index could remain below the barrier level for extended periods of time or even throughout the period from the second year following the original issue date until maturity so that you will receive no contingent quarterly coupons.

Barrier level:	789.068, which is 70% of the initial index value.
Initial index value:	1,127.24, which is the closing value of the underlying index on the pricing date.
Interest payment dates:	Each February 9, May 9, August 9 and November 9, beginning November 9, 2010
Observation dates:	The third business day preceding each interest payment date, beginning with the November 9, 2011 interest payment date
Redemption:
Beginning on August 9, 2013, we will have the right to redeem all of the notes on any quarterly redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest, if any.  If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Payment at maturity:	At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any.
CUSIP:	617482MX9
ISIN:	US617482MX96
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Notes––Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	$1,000	$22.50	$977.50
Total	$22,500,000	$506,250	$21,993,750

(1)
The notes will be issued at $1,000 per note and the agent’s commissions will be $22.50 per note, provided that the price to public for the purchase by any single investor of $10,000,000 or more principal amount of notes will be $977.50 per note and there will be no agent's commissions for such sales.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each note they sell.  For additional information, see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.
You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Pricing Supplement No. 477 dated July 27, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.